BB 2/20

08025910

Orig. Recd. on 3-1-07.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: River Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 West Long Lake Road, Suite 360
(No. and Street)

Bloomfield Hills (City) — Michigan (State) — 48304-2720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Feldman — 248-433-3170 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

5750 New King Street, Suite 200 (Address) — Troy (City) — Michigan (State) — 48098 (Zip Code)

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of River Capital Markets, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

SHERI L. DENNIS
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Mar 20, 2011

Notary Public

MRO Rec'd.
5-21-07.

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) An independent auditors'report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVER CAPITAL MARKETS, L.L.C.

Bloomfield Hills, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

For the Year Ended December 31, 2006

REHMANN ROBSON

Certified Public Accountants

RIVER CAPITAL MARKETS, L.L.C.

TABLE OF CONTENTS

* * * * *

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

February 23, 2007

Board of Directors
River Capital Markets, L.L.C.
Bloomfield Hills, Michigan

We have audited the accompanying statement of financial condition of ***River Capital Markets, L.L.C.*** (the "Company") as of December 31, 2006, and the related statements of operations, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***River Capital Markets, L.L.C.*** at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital on page eight is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

RIVER CAPITAL MARKETS, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash and cash equivalents	$	5,951
Investments - municipal bonds		13,846
Advances to related parties		51,001
Office and computer equipment, net of accumulated depreciation of $9,009		5,348
Total assets	**$**	**76,146**
MEMBERS' EQUITY		
Members' equity	**$**	**76,146**

The accompanying notes are an integral part of these financial statements.

RIVER CAPITAL MARKETS, L.L.C.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Revenue		
Interest and dividend income	$	3,377
Expenses		
Operating expenses		20,846
Net loss	$	(17,469)

The accompanying notes are an integral part of these financial statements.

RIVER CAPITAL MARKETS, L.L.C.

STATEMENT OF MEMBERS' EQUITY

Year Ended December 31, 2006

Balance, January 1, 2006	**$ 99,189**
Member withdrawals	(5,574)
Net loss	(17,469)
Balance, December 31, 2006	**$ 76,146**

The accompanying notes are an integral part of these financial statements.

RIVER CAPITAL MARKETS, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash flows from operating activities	
Cash paid to suppliers	$ (18,941)
Interest and dividends received	1,709
Net cash used in operating activities	**(17,232)**
Cash flows from investing activities	
Redemption of municipal bonds	36,154
Advances to related company	(43,500)
Net cash used in investing activities	**(7,346)**
Cash flows used in financing activities	
Members' withdrawals	(5,574)
Decrease in cash and cash equivalents	**(30,152)**
Cash and cash equivalents, January 1, 2006	36,103
Cash and cash equivalents, December 31, 2006	**$ 5,951**

Reconciliation of Net Loss to Net Cash Used In Operating Activities

Net loss	**$ (17,469)**
Adjustment to reconcile net loss to net cash used in operating activities	
Depreciation	2,516
Changes in assets and liabilities which used cash	
Interest receivable	(1,668)
Accrued expenses	(611)
Net cash used in operating activities	**$ (17,232)**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

River Capital Markets, L.L.C. (the "Company"), was organized May 20, 1997 as a Limited Liability Company under the laws of the State of Michigan. The Company is a registered securities broker/dealer. The Company introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or hold customer securities.

Revenue and Expense Recognition

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively. No customer transactions took place during the current year of operations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes commercial checking accounts and brokerage money market accounts.

Investments

The Company holds investments in municipal bonds. The bonds are reported at their estimated fair values, which approximate cost as of December 31, 2006. Realized gains or losses on the sale of these bonds are determined using the specific identification method.

Office and Computer Equipment

Office and computer equipment are stated at cost. Major renewals are capitalized, while ordinary maintenance and repairs are expensed. Management annually reviews these assets to determine whether carrying values have been impaired.

Depreciation

The Company uses the straight-line balance method of depreciation for office equipment and furniture and fixtures over useful lives of five to seven years.

Income Taxes

The Company is a Limited Liability Company. Accordingly, no provision for income taxes has been made on these financial statements. All profits and losses are taxed on the

members' individual tax return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

2. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 times net capital, as defined. At December 31, 2006, the Company's net capital was $69,204, minimum required net capital is $5,000 and the ratio of the Company's aggregate indebtedness to the Company's net capital is eliminated due to the total aggregate indebtedness being zero.

3. RELATED PARTY TRANSACTIONS

An entity related through common ownership received advances from the Company during the current fiscal year. These advances are unsecured and non-interest bearing, and are expected to be repaid within the next twelve months.

* * * * *

Supplementary Information

RIVER CAPITAL MARKETS, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Net capital	
Total member's equity qualified for net capital	$ 76,146
Deductions	
Non-allowable assets	
Advances to related parties	51,001
Office equipment	5,348
Total deductions	56,349
Net capital before haircuts on securities positions	19,797
Less haircuts on securities positions	277
Net capital	**$ 19,520**
Total aggregate indebtedness	**$ -**
Computation of basic net capital requirement	
Minimum net capital required (greater of)	
Company (6.67% of total aggregate indebtedness)	$ -
Broker-dealer	5,000
Minimum dollar net capital requirement	**$ 5,000**
Excess net capital	$ 14,520
Excess net capital at 1.000%	$ 19,520
Ratio - aggregate indebtedness to net capital	0.0000%
Reconciliation with company's computation	
(included in Part IIA of Form X-17A-5 as of December 31) -	
Net capital, as reported in Company's	
Part IIA FOCUS report	$ 69,786
Nonallowable assets erroneously reported as allowable	(51,001)
Difference - net from audit adjustments	735
Net capital, per above	$ 19,520

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 23, 2007

To the Board of Directors
River Capital Markets, L.L.C.
Bloomfield Hills, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of ***River Capital Markets, L.L.C.*** (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

5750 New King Street • Suite 200 • Troy, MI 48098 • 248.952.5000 • Fax 248.952.5750 • www.rehmann.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement son a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, the adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we noted the following matters involving the accounting system and control procedures that we considered to be a significant control deficiency as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the financial statements, and this report on such conditions does not modify our opinion dated February 23, 2007, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the second preceding paragraph, the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

Rehmann Robson

END